Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th February 2003

03003960

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 FEB 24 AM 7:21

Dear Sirs

Dairy Farm International Holdings Limited

I enclose for your information a copy of a notification dated 5th February 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

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Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Notice of Results
Released	09:05 5 Feb 2003
Number	0742H

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2002 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2002 of the above Company will be considered is Tuesday, 25th February 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

5th February 2003

www.dairyfarmgroup.com

END

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